Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

EGM 14 September 2007

Chairman’s Remarks

Ladies and gentlemen, good morning and welcome to this Extraordinary General Meeting, or EGM, of Barclays PLC. Thank you very much for taking the trouble to come. The EGM will be followed immediately by the Class Meeting of Ordinary Shareholders.

I have with me on the platform today John Varley, Group Chief Executive; Chris Lucas, Group Finance Director and Lawrence Dickinson, Group Company Secretary. We were to have been joined by Bob Diamond, Group President but a close relation of his sadly has died and so he is with his family in America

The purpose of the EGM is to deal with one very specific issue: namely of the proposed merger with ABN AMRO. I will shortly ask John Varley to make a few remarks on the proposed merger, its strategic rationale and why we think it is beneficial for Barclays’ shareholders. However, before I ask John to speak, I would like to say a few words myself about why the Board wants to undertake this transaction.

The pursuit of a merger with ABN AMRO is about creating a different trajectory of growth for Barclays. The merger would allow us to generate higher growth and higher returns for our shareholders than we could achieve on a stand-alone basis. We are determined to create one of the world’s best banks and the merger with ABN AMRO is a unique opportunity to accelerate this strategy, with the opportunity to deliver outstanding performance for customers, employees and shareholders.

The combined entity would comprise 47 million retail customers in more than 60 countries; it would be a global leader in investment management; a top 5 investment bank; a top five credit card issuer outside the US with 27 million cards in issue; and a top ten wealth management business.

However, we have been careful in structuring our offer for ABN AMRO to ensure that the terms will create value for both Barclays and ABN AMRO shareholders, particularly by linking the bid price to our share price.

I will now ask John to provide some detail on the strategic rationale for the transaction and its benefits.

Group Chief Executive’s Statement

Thank you and good morning

Our strategy is to increase the rate of growth in Barclays by diversifying our earnings base. That means maximising the alignment between Barclays on the one hand and growth in the industry on the other. The sources of growth in the industry, as we see them, are clearly observable and the growth opportunity over the coming years is large.

In the knowledge that the industry would grow strongly around the world, we set out some years ago on a journey of transformation of Barclays. To be precise: that journey was to transform the UK clearing bank of the 1990s into the universal banking business of today. By developing world class capabilities in Barclays we have been able to redefine the growth opportunity for our shareholders. And we’ve been able to redefine the geographical footprint on which we can legitimately expect to compete successfully.

That strategy has delivered strongly. Our profits have doubled as the percentage contribution from outside the United Kingdom has more than doubled.

We’re clear that the best vehicle in which to drive fast towards growth in the industry over the course of the coming years is a universal banking business. That’s why we describe our goal as being to position Barclays as one of the handful of universal banks leading the global industry.

And that’s also why we decided to pursue the ABN AMRO opportunity when it presented itself. The pursuit of merger with ABN AMRO represents no change of strategy. But it does represent an unusual and large opportunity to increase the rate of strategy implementation.

That’s why it has been right for us to pursue this opportunity and that is why it’s right for us, on the right terms, to seek to conclude the merger successfully. Because together with the people of ABN AMRO we would be creating, in the way that the chairman has just outlined, a competitive force that would, by dint of brand, physical footprint and capability, be very well equipped to win market share in a growing market.

The standalone Barclays offers significant growth to our shareholders through time. A successful merger with ABN AMRO would create incremental growth beyond that.

Although we are committed to capturing, through the merger with ABN AMRO, the cost synergies which we’ve announced the opportunity is not a cost based opportunity. The real opportunity is a revenue based opportunity, driven by combining two strong franchises, with great customer and client relationships all around the world.

Throughout the period since we announced our intention to merge with ABN AMRO, we’ve been clear in saying to their shareholders that the merger with Barclays offers growth, certainty and deliverability.

Most of the offer consideration will be delivered in Barclays shares. As the valuation of banks around the world has fallen in response to market turbulence, so too has the see-through value of our offer to ABN AMRO shareholders. In other words, our shareholders in Barclays have a significant degree of protection against our overpaying by virtue of the market based nature of the majority of the consideration that we pay.

In formulating our offer, we have benefited from the support of two major new Asian shareholders, Temasek and China Development Bank. We have, as part of this, entered into a strategic partnership with China Development Bank which allows Barclays unprecedented access to the Chinese market, and to Chinese companies as they do business around the world. This partnership, of itself, is a very valuable step forward for us, and brings us significantly heightened exposure to Asia which is an important feature to our strategy. The partnership with China Development will continue, irrespective of the outcome of the merger with ABN AMRO, as will our relationship with Temasek, who will be a valuable source of guidance and advice to us as we grow our Asian businesses.

I made reference a moment ago to the terms on which we would be prepared to proceed. We’ve always been very clear that the merger terms must satisfy our economic tests, and those tests are tough. That’s why we have been consistent in promising our shareholders that we will not lose sight of economic reality in our pursuit of the merger objective. And putting that bluntly, that means being prepared to walk away if we can’t conclude the deal on the right terms.

The shareholders of ABN AMRO will make their decision in early October. At that time they will have to assess the value of our offer by reference, among other things, to where our stock price is trading at the time, and to its potential to increase in the future when markets return to normal. And they will also have to assess at that time the deliverability of the offer from the Consortium.

As things stand today, our bid is some five and a half Euros per share below that of the Consortium. We have met many ABN shareholders over the course of the last months. We’ve been clear in saying to them that they will have an opportunity to tender their shares in response to our offer. We take that commitment seriously. They have until 4 October, which is when our offer closes, to make their decision. Meanwhile, as the stock market valuation of ABN AMRO indicates, there are uncertainties in the period ahead for the Consortium. The current value of ABN AMRO shares stands at a 8% discount to the Consortium offer. So the stock market, which is seldom wrong in these things, is indicating at the moment that the outcome is far from certain.

We are very grateful for the support that we have had from our shareholders through the last months as we have examined and pursued this merger. But we know that that support depends on trust: trust that we will honour our commitments; that we will deliver on our promises; a trust that we will only proceed in circumstances where it is economically rational to do so.

Before we take your questions, I want to give you a short update on current trading. This is a time of uncertainty in the markets, where there has been considerable turbulence over the summer. So it’s a time when perhaps you, our owners, would appreciate an update from us on how we’ve been doing. We are, of course, conscious of our continuous obligation to update the market on developments which are material. As we reported earlier this week, Barclays Capital traded profitably in each of July and August and our expectation is that it will continue to do so during the rest of the year. In saying that, I am, of course, taking account of all costs, impairment and up to date market valuations.

We feel confident that the growth rates through time that we have always projected for Barclays Capital and Barclays Global Investors remain unchanged. In relation to Barclays Global Investors and to Barclays Wealth, these two businesses have been performing in line with our expectations since we last updated you in early August. The underlying trends in our Global Retail and Commercial Banking businesses - which we reported for the first half of the year – have continued, excepting of course that July and August are often quieter months because of the holiday season. Group Liquidity remains strong, and our capital ratios remain absolutely in line with our targets.

Good businesses should be capable of benefiting from mergers and acquisitions, but they should not be dependent on M and A for development and growth. We remain confident in our ability to generate good returns for our owners through time, whatever the outcome of this chapter of our history.

So, ladies and gentlemen, I repeat the welcome of the Chairman, and I now hand you back to him for the formal business of the meeting.

Important Information

SEC Filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and has filed and will file other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other Barclays filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from Barclays without charge.

Forward-looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

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